Exhibit 4.1(f)

Consulting Agreement of March 14, 2003

March 14, 2003

Mr. Anthony J. Cataldo

Executive Chairman

Calypte Biomedical Corporation

1265 Harbor Bay Parkway

Alameda, CA 94502

Dear Tony,

As a result of our most recent conversation regarding the status of Calypte and your plans to effect a reorganization and downsizing, I submit this letter to serve as my resignation, effective immediately. I will consult for the company in a transition role for the next 30 days. This resignation letter is being provided at your request, subject to the previous obligations of the company noted below, as any termination by you would require 30 days proper written notice as provided by our employment agreement dated January 2, 2003.

The agreement also provided for 200,000 fully vested options, which I have not been issued. I am hereby requesting and you agree, that in lieu of this, 240,000 fully vested warrants at .025 (two and one half cents) and with a term of 1 year be granted and be provided immediately, for services that I will provide as a consultant. You further agree to register these with the upcoming S-8 filing during March 2003.

Further, I have submitted and approved expenses outstanding totaling $2591.76, which are due and payable immediately.

This resignation is being tendered only with the understanding that you will, by March 21, 2003, satisfy the outstanding obligations noted above. In the event they are not satisfied by this date, the resignation will not be in effect, and the company will be bound by the 30- day proper written notice requirement and any and all other obligations provided for in the employment agreement.

As a shareholder, I continue to wish the Company and its employees the best, and trust your plans for its future are successful.

Respectfully,

/s/    Cliff Brune

Cliff Brune

Agreed and Accepted: /s/    Richard D. Brounstein

                                       Richard Brounstein, Calypte CFO

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